UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Tricida, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89610F101

(CUSIP Number)

Sibling Capital Ventures LLC

c/o Brian Isern

2033 6th Ave, Suite 330

Seattle, WA 98121

Tel: (504) 715-8335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 777,411 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 777,411 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,411 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Sibling Capital Fund II-A L.P. is a direct beneficial owner of 777,411 shares of Common Stock. As the sole general partner of Sibling Capital Fund II-A L.P., Sibling Capital Ventures LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.
(2)	Based on 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,773,350 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,773,350 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,773,350 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Sibling Capital Fund II-B L.P. is a direct beneficial owner of 2,773,350 shares of Common Stock. As the sole general partner of Sibling Capital Fund II-B L.P., Sibling Capital Ventures II LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.
(2)	Based on 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,810,195 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,810,195 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,195 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Sibling Capital Fund II-C L.P. is a direct beneficial owner of 1,810,195 shares of Common Stock. As the sole general partner of Sibling Capital Fund II-C L.P., Sibling Capital Ventures III LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.
(2)	Based on 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL VENTURES IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 599,379 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 599,379 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,379 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Sibling Capital Fund II-D L.P. is a direct beneficial owner of 599,379 shares of Common Stock. As the sole general partner of Sibling Capital Fund II-D L.P., Sibling Capital Ventures IV LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.
(2)	Based on 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-A L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 777,411
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 777,411
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 777,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-B L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,773,350
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,773,350
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,773,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-C L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,810,195
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,810,195
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,810,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING CAPITAL FUND II-D L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 599,379
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 599,379
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 599,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING INSIDERS II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 463,158 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 463,158 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,158 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Sibling Insiders Fund II L.P. is a direct beneficial owner of 463,158 shares of Common Stock. As the sole general partner of Sibling Insiders Fund II L.P., Sibling Insiders II LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.
(2)	Based on 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SIBLING INSIDERS FUND II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 463,158
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 463,158
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 463,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS BRIAN M. ISERN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,423,493 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,423,493 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,423,493 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (2)
14	TYPE OF REPORTING PERSON IN

(1)	As sole manager of Sibling Capital Ventures LLC, Sibling Capital Ventures II LLC, Sibling Capital Ventures III LLC, Sibling Capital Ventures IV LLC and Sibling Insiders II LLC, Brian M. Isern may be deemed to have shared voting and/or dispositive power with respect to shares held by Sibling Capital Fund II-A L.P., Sibling Capital Fund II-B L.P., Sibling Capital Fund II-C L.P., Sibling Capital Fund II-D L.P. and Sibling Insiders Fund II L.P.
(2)	Based on 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement.

CUSIP No. 89610F101

1	NAME OF REPORTING PERSONS SANDRA I. COUFAL, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 178,256 (1)
	8	SHARED VOTING POWER 4,860 (2)
	9	SOLE DISPOSITIVE POWER 178,256 (1)
	10	SHARED DISPOSITIVE POWER 4,860 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,116 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 95,647 shares of Common Stock Sandra I. Coufal has a right to acquire within 60 days of the date hereof pursuant to options awarded by the Issuer.
(2)	Includes 4,860 shares of Common Stock owned by the Coufal Irrevocable Trust, of which Sandra I. Coufal’s spouse is the trustee.
(3)	Based on 55,209,892 shares of Common Stock, calculated as follows: (a) 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement, plus (b) 95,647 shares of Common Stock Sandra I. Coufal has a right to acquire pursuant to options within 60 days of the date hereof.

Explanatory Note

This Amendment No. 4 hereby amends the Schedule 13D first filed by the Reporting Persons (as defined below) on July 12, 2018, as amended by Amendment No. 1 to the Schedule 13D filed on April 11, 2019, Amendment No. 2 to the Schedule 13D filed on November 27, 2019 and Amendment No. 3 to the Schedule 13D filed on November 23, 2021 (as amended, the “Statement”).  The securities to which the Statement relates are the shares of common stock, par value $0.001 per share (the “Common Stock”), of Tricida, Inc., a Delaware corporation (the “Issuer”). Prior to March 22, 2022, Mr. Isern (as defined below) and Dr. Coufal (as defined below) served as co-managers and voting members of the following entities: SCV (as defined below), SCV II (as defined below), SCV III (as defined below), SCV IV (as defined below) and Sibling Insiders LLC (as defined below) (collectively, the “General Partners”). SCV currently serves as the sole general partner of Sibling A (as defined below), SCV II currently serves as the sole general partner of Sibling B (as defined below), SCV III currently serves as the sole general partner of Sibling C (as defined below), SCV IV currently serves as the sole general partner of Sibling D (as defined below) and Sibling Insiders LLC currently serves as the sole general partner of Sibling Insiders Fund (as defined below) (Sibling A, Sibling B, Sibling C, Sibling D and Sibling Insiders Fund collectively, the “Funds”). On March 22, 2022, the governing documents of the General Partners were amended such that Dr. Coufal has been removed as a co-manager of the General Partners and her equity interests therein have been reclassified as non-voting interests and Mr. Isern was appointed as the sole manager of the General Partners and he holds all of the voting interests therein. As a result, Dr. Coufal no longer beneficially owns any shares directly held by the Funds or the shares deemed to be beneficially owned by the General Partners.

Accordingly, the Purpose of this Amendment No.4 is to reflect the following:

(i) The decrease in beneficial ownership of the shares of Common Stock deemed to be beneficially owned by Dr. Coufal;

(ii) That, as a result of the decrease in the shares of Common Stock deemed to be beneficially owned by Dr. Coufal, the shares of Common Stock deemed to be beneficially owned by Dr. Coufal is less than 5.0% and, consequently, Dr. Coufal will no longer be subject to the filing requirements of Section 13(d) of the Act and this Amendment No.4 shall be Dr. Coufal’s “final amendment” to be filed under the Statement;

(iii) That, to the extent Dr. Coufal was deemed to be part of a group within the meaning of Section 13(d) of the Act with the other Reporting Persons, she is no longer a member of any such group; and

(iv) The decrease in beneficial ownership of the shares of Common Stock deemed to be beneficially owned by the remaining Reporting Persons.

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 4 shall have the meaning ascribed to such term in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

(a)

This Amendment No. 4 is being filed jointly by:

(i)	Sibling Capital Ventures LLC, a Delaware limited liability company (“SCV”)

(ii)	Sibling Capital Ventures II LLC, a Delaware limited liability company (“SCV II”)

(iii)	Sibling Capital Ventures III LLC, a Delaware limited liability company (“SCV III”)

(iv)	Sibling Capital Ventures IV LLC, a Delaware limited liability company (“SCV IV”)

(v)	Sibling Capital Fund II-A L.P., a Delaware limited partnership (“Sibling A”)

(vi)	Sibling Capital Fund II-B L.P., a Delaware limited partnership (“Sibling B”)

(vii)	Sibling Capital Fund II-C L.P., a Delaware limited partnership (“Sibling C”)

(viii)	Sibling Capital Fund II-D L.P., a Delaware limited partnership (“Sibling D”)

(ix)	Sibling Insiders II LLC, a Delaware limited liability company (“Sibling Insiders LLC”)

(x)	Sibling Insiders Fund II L.P., a Delaware limited partnership (“Sibling Insiders Fund”)

(xi)	Brian M. Isern, a United States citizen (“Mr. Isern”)

(xii)	Sandra I. Coufal, M.D., a United States citizen (“Dr. Coufal”)

The General Partners, the Funds, Mr. Isern and Dr. Coufal are collectively referred to herein as the “Reporting Persons” and individually as a “Reporting Person.”

The Reporting Persons, other than Dr. Coufal, may be deemed part of a group within the meaning of Section 13(d) of the Act. Accordingly, such group may be deemed to collectively beneficially own 6,423,493 shares of Common Stock, representing approximately 11.7% of the Common Stock outstanding as of November 15, 2021. The filing of this Amendment No. 4 shall not be construed as an admission that the Reporting Persons are part of a group within the meaning of Section 13(d) of the Act.

(b)

The principal business address of each of SCV, SCV II, SCV III, SCV IV, Sibling A, Sibling B, Sibling C, Sibling D, Sibling Insiders LLC, Sibling Insiders Fund and Mr. Isern is 2033 6th Ave, Suite 330, Seattle, WA 98121. The principal business address of Dr. Coufal is 18313 Calle La Serra, Rancho Santa Fe, CA 92091.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons are as follows:

Sibling Capital Ventures LLC

Amount beneficially owned:	777,411	(1)
Percent of class:	1.4	% (9)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	777,411	(1)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	777,411	(1)

Sibling Capital Ventures II LLC

Amount beneficially owned:	2,773,350	(2)
Percent of class:	5.0	% (9)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	2,773,350	(2)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	2,773,350	(2)

Sibling Capital Ventures III LLC

Amount beneficially owned:	1,810,195	(3)
Percent of class:	3.3	% (9)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,810,195	(3)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,810,195	(3)

Sibling Capital Ventures IV LLC
Amount beneficially owned:	599,379	(4)
Percent of class:	1.1	% (9)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	599,379	(4)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	599,379	(4)
Sibling Capital Fund II-A L.P.
Amount beneficially owned:	777,411
Percent of class:	1.4	% (9)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	777,411
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	777,411
Shared power to dispose or direct the disposition of:	0
Sibling Capital Fund II-B L.P.
Amount beneficially owned:	2,773,350
Percent of class:	5.0	% (9)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	2,773,350
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	2,773,350
Shared power to dispose or direct the disposition of:	0
Sibling Capital Fund II-C L.P.
Amount beneficially owned:	1,810,195
Percent of class:	3.3	% (9)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	1,810,195
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	1,810,195
Shared power to dispose or direct the disposition of:	0
Sibling Capital Fund II-D L.P.
Amount beneficially owned:	599,379
Percent of class:	1.1	% (9)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	599,379
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	599,379
Shared power to dispose or direct the disposition of:	0
Sibling Insiders II LLC
Amount beneficially owned:	463,158	(5)
Percent of class:	0.8	% (9)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	463,158	(5)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	463,158	(5)

Sibling Insiders Fund II L.P.
Amount beneficially owned:	463,158
Percent of class:	0.8	% (9)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	463,158
Shared power to vote or direct the vote:	0
Sole power to dispose or direct the disposition of:	463,158
Shared power to dispose or direct the disposition of:	0
Brian M. Isern
Amount beneficially owned:	6,423,493	(6)
Percent of class:	11.7	% (9)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	6,423,493	(6)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	6,423,493	(6)
Sandra I. Coufal, M.D.
Amount beneficially owned:	183,116	(8)
Percent of class:	0.3	% (10)
Number of shares as to which the person has:
Sole power to vote or direct the vote:	178,256	(8)
Shared power to vote or direct the vote:	4,860	(7)
Sole power to dispose or direct the disposition of:	178,256	(8)
Shared power to dispose or direct the disposition of:	4,860	(7)

(1)	Sibling A is a direct beneficial owner of 777,411 shares of Common Stock. As the sole general partner of Sibling A, SCV may be deemed to have shared voting and/or dispositive power with respect to such shares.
(2)	Sibling B is a direct beneficial owner of 2,773,350 shares of Common Stock. As the sole general partner of Sibling B, SCV II may be deemed to have shared voting and/or dispositive power with respect to such shares.
(3)	Sibling C is a direct beneficial owner of 1,810,195 shares of Common Stock. As the sole general partner of Sibling C, SCV III may be deemed to have shared voting and/or dispositive power with respect to such shares.
(4)	Sibling D is a direct beneficial owner of 599,379 shares of Common Stock. As the sole general partner of Sibling D, SCV IV may be deemed to have shared voting and/or dispositive power with respect to such shares.
(5)	Sibling Insiders Fund is a direct beneficial owner of 463,158 shares of Common Stock. As the sole general partner of Sibling Insiders Fund, Sibling Insiders LLC may be deemed to have shared voting and/or dispositive power with respect to such shares.
(6)	As sole manager of SCV, SCV II, SCV III, SCV IV and Sibling Insiders LLC, Mr. Isern may be deemed to have shared voting and/or dispositive power with respect to shares held by Sibling A, Sibling B, Sibling C, Sibling D and Sibling Insiders Fund.
(7)	Includes 4,860 shares of Common Stock owned by the Coufal Irrevocable Trust, of which Dr. Coufal’s spouse is the trustee.
(8)	Includes 95,647 shares of Common Stock Dr. Coufal has a right to acquire pursuant to options within 60 days of the date hereof.
(9)	Based on 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement.
(10)	Based on 55,209,892 shares of Common Stock, calculated as follows: (a) 55,114,245 shares of Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on November 15, 2021, and without assuming the exercise of any warrants issued in the transactions contemplated by such prospectus supplement, plus (b) 95,647 shares of Common Stock Dr. Coufal has a right to acquire pursuant to options within 60 days of the date hereof.

(c)

None of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer from the 60 days prior to the date of the event which requires the filing of this Amendment No. 4 up through the date hereof.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of the Statement and any amendment or amendments thereto. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement (incorporated herein by reference to Exhibit A to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 12, 2018)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 24, 2022

SIBLING CAPITAL VENTURES LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES II LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES III LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL VENTURES IV LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

/s/ Brian M. Isern
Brian M. Isern, in his individual capacity

/s/ Sandra I. Coufal
Sandra I. Coufal, M.D., in her individual capacity

SIBLING CAPITAL FUND II-A L.P.

By:	Sibling Capital Ventures LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-B L.P.

By: Sibling Capital Ventures II LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-C L.P.

By: Sibling Capital Ventures III LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING CAPITAL FUND II-D L.P.

By: Sibling Capital Ventures IV LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING INSIDERS II LLC

By:	/s/ Brian M. Isern
Brian M. Isern
President

SIBLING INSIDERS FUND II L.P.

By: Sibling Insiders II LLC, its general partner

By:	/s/ Brian M. Isern
Brian M. Isern
President